Mail Stop 3561
								January 12, 2006


Bruce Morley
Chief Legal Officer
2489 Bellevue Avenue
West Vancouver, British Columbia, Cananda V7V 1E1

		RE:	Clearly Canadian Beverage Corporation
			Form 20-F for Fiscal Year Ended December 31, 2004 Form 20-F/A for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 and October 12, 2005
			File No. 000-15276

Dear Mr. Morley:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 22

Results of Operations, page 24

1. Please provide detailed discussion on all periods presented in your financial statements. For example, the period ended December 31, 2002 should be discussed in more detail. Please revise in future filings. Refer to Item 5 of Form 20-F.

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, where you provide a list of the contributing factors to your decrease in sales when comparing fiscal year 2004 to fiscal year 2003, quantification of individual impacts should be provided. Please revise in future filings.

Selected Annual Information, page 26

3. Please tell us why your presentation of "Net loss before writedown of assets" and "Basic and diluted loss per share before writedown of assets" is appropriate and why your current disclosures related to these financial measures are adequate. Refer to Item 10 of Regulation S-K.

Liquidity and Capital Resources, page 26

4. To the extent that you provide discussion and analysis of cash flows please ensure it is not merely a recitation of changes evident from the financial statements. For example, you explain that net cash used in operating activities consisted of operating losses and changes in the non-cash working capital balances. In future filings please provide analysis explaining the underlying reasons for the fluctuations. Refer to SEC Release No. 33-8350.

Contractual Obligations, page 27

5. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt, if material. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Form 20-F/A for Fiscal Year Ended December 31, 2004

Item 15. Controls and Procedures, page 3

6. You disclose that based on the evaluation performed by your principal executive and financial officers` your disclosure controls and procedures were "adequately designed." Your principal executive and financial officers` conclusion should not be limited to the design of your disclosure controls and procedures. The conclusion should also address the operation of your disclosure controls and procedures. Please revise. Please disclose whether your disclosure controls and procedures were "effective" or "not effective." Also revise your disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

Item 18. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 12

Note 2. Summary of Significant Accounting Policies, page 12

7. Based on your disclosures on page 22 of your Form 20-F filed on June 30, 2005 it appears that you invest or have invested in promotional commitments, slotting and listing fees and branded point of sale materials. Please disclose your Canadian GAAP accounting policies for these items in future filings. If different, disclose your United States GAAP accounting policies as well. Please consider
EITF 01-09. Show us your proposed revised disclosures or tell us why you feel disclosure is not necessary.

Note 3. Changes in Accounting Policies, page 16

8. Effective January 1, 2004, you adopted the new provisions of the
Canadian Institute of Chartered Accountants (CICA) Handbook
Section
3870 on "Stock-Based Compensation and Other Stock-Based Payments," which required companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Note 19, Reconciliation to accounting principles generally accepted in the United States of America, is silent to your United States GAAP accounting policy for stock-based compensation. Please tell us the
United States GAAP accounting policy for stock-based compensation that is reflected in Note 19 and your consideration of any differences from Canadian GAAP.

Note 6. Balance Sheet Components, page 17

Property, plant and equipment and assets held for sale, page 18

9. It appears that most of the land and water resources categorized as held for sale have been so classified for at least two years as of
December 31, 2004. Based on your interim results through September
30, 2005 it appears that all or most of the land and water resources held for sale as of December 31, 2004 remain unsold. In light of your history of losses recognized upon sale of assets held for sale and the length of time land and water resources have been classified as held for sale, please tell us how you determined that no impairment loss was necessary under Canadian GAAP as of December 31,
2004 and September 30, 2005. Please also tell us how you determined that no impairment loss was necessary under SFAS 144 for United States GAAP purposes. SFAS 144 paragraph 30 requires several criteria be met in order to classify an asset as held for sale. Please address each of the criteria in detail and how you satisfy each one as of December 31, 2004 and September 30, 2005. In this regard it would be helpful for us to understand the date and dollar amount of each bid received on the assets, if any. If any of the circumstances discussed in paragraph 31 of SFAS 144 apply to the company, please explain.

Accounts Payable and Accrued Liabilities, page 19

10. Based on review of page 14 of the financial statements your accrual for marketing fees totaling $534,000 at December 31, 2004 is an estimate. Please tell us the nature of these fees and both your
Canadian GAAP and United States GAAP accounting policies related to these fees. Please consider disclosure of accounting policies related to the accrual in future filings.

Short-Term Debt, page 19

11. You raised gross proceeds of CA$2,744,000 in fiscal 2004. The cost of this financing included the issuance of 2,135,000 common shares. Based on review of the consolidated statements of changes in stockholders` equity you assigned a value of $0.05 per share to the
2,135,000 common shares issued. Please tell us how you determined the value of the shares issued and why such values differed significantly from your fiscal 2003 and 2004 private placements. In your response please also consider the shares` trading price.

Note 19. Reconciliation to Accounting Principles Generally
Accepted
in the United States of America, page 33

12. Your disclosure of recent United States GAAP accounting pronouncements should include:
* A brief description of the new standard.
* The date you must adopt the new standard. If early adoption is permitted and you plan to adopt early, disclose the date that you plan to adopt.
* The method of adoption you expect to use. If you have not yet determined how you will adopt the new standard, then disclose the methods of adoption allowed by the standard.
* The impact the new standard will have on reported financial position and results of operations. If you have quantified the impact, indicate the estimated amount. If the amount is expected to be immaterial or the amount has not been determined, so state. Refer to SAB Topic 11M. Please revise in future filings.

13. In future filings please disclose your revenues for each product or service. Refer to paragraph 37 of SFAS 131.

Item 19. Exhibits and Index, page 37

14. Your Form 20-F filed on June 30, 2005 included as an exhibit your
auditors` consent to the inclusion of their report on your
financial
statements; however, their report and your financial statements were
both excluded from your Form 20-F.  Your auditors` consent was not
filed with your amendment.   Please revise or advise.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, your questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Matthew J. Hoogendoorn
Clearly Canadian Beverage Corporation
January 12, 2006
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